RECEIVED

2007 MAY 29 A 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

11th May 2007

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023822

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited : File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose for your record a copy of the resolutions passed at the annual general meeting held on 8th May 2007.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Lorence Wong
Deputy Company Secretary

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

LW/rl
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - AGM\2007 AGM\Ltr_US SEC.doc

dw 5/29

Company No.: 3171

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Passed on 8th May 2007

At the Annual General Meeting of the Company duly convened and held in Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, on Tuesday, 8th May 2007 at 2:30 p.m., the following Resolutions were passed:

As Ordinary Resolutions

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of any class of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares of any class allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of 20 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution provided that the aggregate nominal amount of the shares of any class so allotted (or so agreed conditionally or unconditionally to be allotted) pursuant to this Resolution wholly for cash shall not exceed 5 per cent of the aggregate nominal amount of the shares of that class in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

Christopher Pratt
Chairman

END